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                      ARTICLES OF AMENDMENT
                             TO THE
                    ARTICLES OF INCORPORATION
                               OF
               PACIFIC INTERNATIONAL HOLDING, INC.


Pacific International Holding, Inc. hereby amends its Articles of
Incorporation as follows, to-wit:

     FIRST, the name of the corporation is "Pacific International
Holding, Inc.";

     SECOND, the text of each amendment adopted is:

     (a) ARTICLE IV is amended to provide in its entirety:

                         Authorized Shares

           The Corporation is authorized to issue a total of Sixty Million shares, which shares are all of the same class, to-wit: $0.001 par value common stock, and when issued shall all have unlimited voting rights and be entitled to receive the net assets of the Corporation on dissolution.

      (The foregoing amendment of ARTICLE IV is made in order to effectuate a one for ten split of the Corporation's authorized and issued shares ---with the result that the Corporation would then be authorized to issue 5,000 ,000 shares of $0.01 par value common stock, and in order to then increase the number of shares which the Corporation is authorized to issue to 60,000,000 shares and to change the par value of its shares back to $0.001);

      THIRD,  to  the  extent  that the  foregoing  amendment  of
 .ARTICLE  IV  set  forth  above  provides  for  an  exchange   or
reclassification   of   issued   shares,   the   provisions   for
implementing the same are: the corporation's board of directors has adopted a resolution providing that its transfer agent (American Registrar & Transfer (10 Exchange Place No.705, Salt Lake City, Utah 84111)

            .  .  .  shall  issue  a  new  form  Corporation
     certificate representing one share of its $0.001 par value stock for each ten shares of the Corporation's previously issued shares that are represented by such old form certificates as may be presented for registration of transfer in the ordinary course of business.

      FOURTH, the foregoing amendment was adopted by a written shareholder consent action (which specifies its effective date as being 7:00 o'clock p.m., EST, on March 16, 1998, the "Effective Date") which is executed by the holder(s) of more than a majority of the Corporation's issued shares; and,

      FIFTH, (a) the Corporation had only one voting group as of the Effective Date ---the 9,002,500 shares it had issued and outstanding (and all of which were under its Articles of Incorporation entitled to vote generally on the amendment) of the only class of stock which the

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Corporation  was  then authorized to issue,  to-wit:  $0.001  par value common stock, and 6,440,000 shares votes were cast for and zero votes were cast against--- the amendment set forth above by said Shareholder consent action, which number constituted more than a majority of the Corporation's outstanding shares and was sufficient for approval and adoption of the amendment by the Corporation's sole voting group.

        WHEREFORE, the undersigned Secretary of Pacific International Holding, Inc. hereby makes and executes these Articles of Amendment pursuant to the written shareholder consent action referred to above on this above 27th day of March, 1998 :


/s/ Ken Chu
Ken Chu, Secretary

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